Exhibit 99.3
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
     The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the nine months ended September 30, 2009 and 2008, and the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004.

	Nine Months Ended
	September 30,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005(a)	2004(a)
For the Group (IFRS)	22.18	28.49	20.86	14.06	13.93	18.60	24.69

(a)	2004 and 2005 amounts reflect continuing operations (i.e., excluding Arkema, which was spun-off on May 12, 2006).
     Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL
(Unaudited)
     The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group at September 30, 2009, prepared on the basis of IFRS.

At September 30,
2009
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	1,543
Current financial debt	4,469
Current portion of financial instruments for interest rate swaps liabilities	—
Other current financial instruments — liabilities	169

Total current financial debt	6,181

Non-current financial debt	19,146
Minority interests	959
Shareholders’ equity
Common shares	5,869
Paid-in surplus and retained earnings	53,136
Currency translation adjustment	(5,744)
Treasury shares	(3,641)

Total shareholders’ equity	49,620

Total capitalization and non-current indebtedness	69,725

     As of September 30, 2009, TOTAL had an authorized share capital of 3,380,474,107 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,347,765,791 ordinary shares (including 115,885,861 treasury shares from shareholders’ equity).
     As of September 30, 2009, approximately 403 M€ of TOTAL’s non-current financial debt was secured and approximately 18,743 M€ was unsecured, and all of TOTAL’s current financial debt of 4,469 M€ was unsecured. As of September 30, 2009, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2008. Since September 30, 2009, Total Capital has issued approximately 684 M€ (after swaps) of non-current financial debt.
     Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since September 30, 2009.

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